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SEC MAIL PROCESSING RECEIVED FEB 2 5 2011 WASH. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harbour Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 D'Onofrio Drive, Suite 300
(No. and Street)

Madison	**WI**	**53719**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda Meyer **612-662-6100**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Rhonda Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbour Investments, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rhonda Meyer
Signature

VP & COO
Title

my commission expires 2-10-13
Notary Public

RICHARD MEDLAND NOTARY PUBLIC STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOUR INVESTMENTS, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2010

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

HARBOUR INVESTMENTS, INC.

We have audited the statement of financial condition of Harbour Investments, Inc. as of December 31, 2010 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Harbour Investments, Inc. as of December 31, 2010 in conformity with generally accepted accounting principles in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 18, 2011

HARBOUR INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

		2010
ASSETS		
Cash and cash equivalents	$	810,911
Commissions receivable		1,994,508
Marketable securities owned, at fair value		96,491
TOTAL ASSETS	$	2,901,910
LIABILITIES		
Accounts payable and accrued expenses	$	41,299
Commissions payable		1,979,698
Income taxes payable		1,687
Deferred Income taxes		1,969
TOTAL LIABILITIES		2,024,653
STOCKHOLDERS' EQUITY		
Common stock, no par value; 2,000,000 shares authorized; 208,334 shares issued and outstanding		16,500
Paid-in capital		6,500
TOTAL CAPITAL CONTRIBUTED		23,000
RETAINED EARNINGS		854,257
TOTAL STOCKHOLDERS' EQUITY		877,257
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,901,910

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Harbour Investments, Inc. (the Company) is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The Company primarily serves as a broker in connection with the sale of mutual funds and direct participation programs throughout the United States.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Receivables and credit policies - Commissions receivable on trades processed by the clearing firm are accrued on a trade date basis. The clearing firm transfers commissions earned on settled trades to the Company as requested.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2009 management considers all amounts collectible.

Off-balance-sheet credit and market risk - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer investment transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities maybe transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

(1) Nature of business and significant accounting policies

A summary of the Company's significant accounting policies follows: (continued)

Investment securities - Investment securities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Investment securities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Investment securities valued using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied. Changes in this fair value are recognized currently as unrealized gains or losses and included in the statement of operations under the caption investment income.

Revenue recognition - Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met. In years prior to December 31, 2010 sales commissions on customer continuing investments in mutual funds and variable annuities (12(b)-1 fees or "trailers") were recorded when the amounts were considered estimateable and collection of these amounts could be assured, generally settlement date. Because of the Company's extended history in earning and receiving these commissions the Company believes that it now has a reasonable basis for estimating both the amounts earned on a trade date basis and their collection. For the year ended December 31, 2010 the Company has included additional commission revenues and the related commission expense of $1,482,021 and $1,321,963 respectively. This change in estimate resulted in a net increase in operating income of $160,058 for the year ended December 31, 2010.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events policy - Subsequent events have been evaluated through February 18, 2011 which is the date the financial statements were issued.

(2) Marketable securities

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(2) **Marketable securities (continued)**

Fair value measurement definition and hierarchy (continued)

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2010 are as follows:

2010	Fair Market	Cost	Unrealized Gains (Losses)
Corporate equities	$ 20,660	$ 20,004	$ 656
Mutual funds	75,831	52,632	23,199
Total investment securities	$ 96,491	$ 72,636	$ 23,855

The fair values of all the investments (Level 1) are measured using quoted prices in active markets for identical assets. Investment income reflected on the statement of operations includes realized and unrealized gains and losses as follows:

	(Level 1) Year Ended December 31, 2010
Unrealized and realized gains	$ 11,590
Unrealized and realized losses	-
Net unrealized and realized gains	$ 11,590

(3) **Deposit with clearing organizations**

The Company clears securities transactions with two organizations. The Company has cash and securities totaling $156,000 on deposit with the clearing organizations at December 31, 2010.

(4) Customer transactions

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(5) Related party transactions

Management and administration of the Company are provided under a month-to-month contract with Harbour Management, LLC (Management), a company 99.9% owned by the majority stockholder of the Company. Management is responsible for the payment of all management and administration expenses. The Company paid management fees of $2,970,000 for the year ended December 31, 2010. See Note 6 for additional related party information.

(6) Guarantees

The Company guarantees an office lease agreement for the benefit of Management. In the event and for whatever reason, if Management is unable to fulfill the terms of the office lease agreement, the Company will assume responsibility for the entire office lease agreement from that point forward. The lease is paid monthly and expires August 31, 2013.

The following is a schedule of the future annual lease payments that are required under the terms of the lease.

Years Ending December 31,	Total
2011	$ 72,817
2012	75,366
2013	51,403
	$ 199,586

(7) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2010, the Company had net capital and net capital requirements of $824,000 and $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.45 to 1 at December 31, 2010.

(8) Income tax expense

The components of the income tax provision for the year ended December 31, 2010 are as follows:

	Year ended December 31, 2010
Current income taxes	
Federal income taxes	$ -
Total current income tax expense	-
Deferred income taxes	
Federal income taxes	1,186
Total deferred income tax expense	1,186
Total income tax expense	$ 1,186

The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns filed for fiscal years ended December 31, 2008, 2009, and 2010 remain subject to examination by federal tax authorities. Tax returns filed for state and local jurisdictions for fiscal years ended December 31, 2007 through 2010 remain subject to examination by state and local tax authorities.

(9) **Contingencies**

In the normal course of business, the Company may be involved in various lawsuits, claims and counterclaims. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

(10) **Cash flow disclosure**

	Year Ended December 31, 2010
Cash paid during the year for:	
Income taxes	$ 1,275